EXHIBIT 99.1
Condensed Interim Consolidated Financial Statements
Nuvei Corporation
(Unaudited)
For the three and nine months ended September 30, 2024 and 2023
(in thousands of US dollars)

Nuvei Corporation
Consolidated Statements of Financial Position
(Unaudited)

(in thousands of US dollars)

	Notes	September 30, 2024	December 31, 2023
		$	$
Assets

Current assets
Cash and cash equivalents		138,027	170,435
Trade and other receivables	5	134,397	105,755
Inventory		3,194	3,156
Prepaid expenses		20,999	16,250
Income taxes receivable		994	4,714
Current portion of contract assets		1,738	1,038
Other current assets		692	7,582

Total current assets before segregated funds		300,041	308,930
Segregated funds		1,513,544	1,455,376

Total current assets		1,813,585	1,764,306

Non-current assets
Property and equipment		39,033	33,094
Intangible assets	14	1,331,859	1,305,048
Goodwill		1,989,858	1,987,737
Deferred tax assets		5,125	4,336
Contract assets		866	835
Processor and other deposits		5,411	4,310
Other non-current assets		36,820	35,601

Total Assets		5,222,557	5,135,267

Nuvei Corporation
Consolidated Statements of Financial Position
(Unaudited)

(in thousands of US dollars)

	Notes	September 30, 2024	December 31, 2023
		$	$
Liabilities

Current liabilities
Trade and other payables	6	196,793	179,415
Income taxes payable		20,684	25,563
Current portion of loans and borrowings	7	6,833	12,470
Other current liabilities		11,780	7,859

Total current liabilities before due to merchants		236,090	225,307
Due to merchants		1,513,544	1,455,376

Total current liabilities		1,749,634	1,680,683

Non-current liabilities
Loans and borrowings	7	1,241,175	1,248,074
Deferred tax liabilities		126,581	151,921
Other non-current liabilities		9,477	10,374

Total Liabilities		3,126,867	3,091,052

Equity

Equity attributable to shareholders
Share capital	8	2,016,003	1,969,734
Contributed surplus		362,249	324,941
Deficit		(255,226)	(224,902)
Accumulated other comprehensive loss		(34,734)	(43,456)

		2,088,292	2,026,317
Non-controlling interest		7,398	17,898

Total Equity		2,095,690	2,044,215

Total Liabilities and Equity		5,222,557	5,135,267
Contingencies	17
Subsequent event	18
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Nuvei Corporation
Consolidated Statements of Profit or Loss and Comprehensive Income or Loss
(Unaudited)
For the three and nine months ended September 30

(in thousands of US dollars, except for per share amounts)

		Three months ended September 30		Nine months ended September 30
	Notes	2024	2023	2024	2023
		$	$	$	$
Revenue	9	357,618	304,852	1,038,205	868,376
Cost of revenue	9	72,051	55,650	204,820	164,172
Gross profit		285,567	249,202	833,385	704,204

Selling, general and administrative expenses	9	239,108	217,282	697,701	633,655
Operating profit		46,459	31,920	135,684	70,549

Finance income	10	(1,163)	(2,713)	(2,551)	(9,049)
Finance cost	10	29,045	30,053	88,648	77,839
Net finance cost		27,882	27,340	86,097	68,790
Loss (gain) on foreign currency exchange		(6,572)	13,033	10,933	520
Income (loss) before income tax		25,149	(8,453)	38,654	1,239

Income tax expense	12	7,914	9,667	20,878	16,031
Net income (loss)		17,235	(18,120)	17,776	(14,792)

Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit and loss:
Foreign operations – foreign currency translation differences		8,483	1,257	11,097	(2,753)
Change in fair value of financial instruments designated as cash flow hedges		(7,187)	(1,008)	(628)	(1,008)
Reclassification of change in fair value of financial instruments designated as cash flow hedges to profit and loss		(742)	—	(1,747)	—
Comprehensive income (loss)		17,789	(17,871)	26,498	(18,553)

Net income (loss) attributable to:
Common shareholders of the Company		15,364	(19,814)	11,966	(19,669)
Non-controlling interest		1,871	1,694	5,810	4,877
		17,235	(18,120)	17,776	(14,792)

Comprehensive income (loss) attributable to:
Common shareholders of the Company		15,918	(19,565)	20,688	(23,430)
Non-controlling interest		1,871	1,694	5,810	4,877
		17,789	(17,871)	26,498	(18,553)

Net income (loss) per share	13
Net income (loss) per share attributable to common shareholders of the Company
Basic		0.11	(0.14)	0.09	(0.14)
Diluted		0.10	(0.14)	0.08	(0.14)
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Nuvei Corporation
Consolidated Statements of Cash Flows
(Unaudited)
For the nine months ended September 30

(in thousands of US dollars)

		2024	2023
	Notes	$	$
Cash flow from operating activities
Net income (loss)		17,776	(14,792)
Adjustments for:
Depreciation of property and equipment	9	13,244	10,739
Amortization of intangible assets	9	100,696	89,386
Amortization of contract assets		1,159	1,176
Share-based payments	9	65,297	105,484
Net finance cost	10	86,097	68,790
Loss on foreign currency exchange		10,933	520
Income tax expense		20,878	16,031
Gain on business combination	4	(4,013)	—
Loss on disposal		551	—
Changes in non-cash working capital items:	16	(31,509)	(3,473)
Interest paid		(85,216)	(69,298)
Interest received		18,838	9,921
Income taxes paid - net of tax received		(43,463)	(32,208)
		171,268	182,276
Cash flow used in investing activities
Business acquisitions, net of cash acquired	4	(1,185)	(1,379,778)
Acquisition of property and equipment		(12,020)	(7,879)
Acquisition of intangible assets		(40,355)	(32,371)
Acquisition of distributor commissions	14	(56,704)	(20,318)
Disposal (acquisition) of other non-current assets		468	(31,223)
Net decrease in processor deposits		3,472	—
Net decrease in advances to third parties		—	245
		(106,324)	(1,471,324)
Cash flow from (used in) financing activities
Shares repurchased and cancelled	8	—	(56,042)
Proceeds from exercise of stock options	8	16,029	7,728
Repayment of loans and borrowings	4, 7	(49,154)	(112,840)
Proceeds from loans and borrowings	7	—	852,000
Financing fees related to loans and borrowings	7	(249)	(14,650)
Payment of lease liabilities	7	(5,138)	(3,965)
Dividends paid to shareholders	8	(42,275)	(13,907)
Dividend paid by subsidiary to non-controlling interest		(16,310)	—
		(97,097)	658,324
Effect of movements in exchange rates on cash		(255)	37
Net decrease in cash and cash equivalents		(32,408)	(630,687)
Cash and cash equivalents – Beginning of period		170,435	751,686
Cash and cash equivalents – End of period		138,027	120,999
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Nuvei Corporation
Consolidated Statements of Changes in Equity
(Unaudited)
For the nine months ended September 30

(in thousands of US dollars)

		Attributable to shareholders of the Company					Non- Controlling interest	Total equity
		Share capital	Contributed surplus	Deficit	Accumulated Other comprehensive loss
	Notes				Cumulative translation adjustments	Cash flow hedge reserve
		$	$	$	$	$	$	$

Balance as at January 1, 2023		1,972,592	202,435	(166,877)	(39,419)	—	10,759	1,979,490

Contributions and distributions
Exercise of equity-settled share-based payments	8, 11	21,902	(14,174)	—	—	—	—	7,728
Equity-settled share-based payments	4, 11	—	115,170	—	—	—	—	115,170
Tax effect - equity-settled share-based payments		—	943	—	—	—	—	943
Effect of share repurchase liability	8	(33,378)	—	(22,093)	—	—	—	(55,471)
Dividends declared	8			(14,006)				(14,006)
Net loss and comprehensive loss		—	—	(19,669)	(2,753)	(1,008)	4,877	(18,553)

Balance as at September 30, 2023		1,961,116	304,374	(222,645)	(42,172)	(1,008)	15,636	2,015,301

Balance as at January 1, 2024		1,969,734	324,941	(224,902)	(36,354)	(7,102)	17,898	2,044,215

Contributions and distributions
Exercise of equity-settled share-based payments	8, 11	46,269	(30,240)	—	—	—	—	16,029
Equity-settled share-based payments	11	—	65,297	—	—	—	—	65,297
Tax effect - equity-settled share-based payments		—	2,251	—	—	—	—	2,251
Dividend paid by subsidiary to non-controlling interest		—	—	—	—		(16,310)	(16,310)
Dividends declared	8	—	—	(42,290)	—	—	—	(42,290)
Net income and comprehensive income		—	—	11,966	11,097	(2,375)	5,810	26,498

Balance as at September 30, 2024		2,016,003	362,249	(255,226)	(25,257)	(9,477)	7,398	2,095,690
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)

1. Reporting entity
Nuvei Corporation (“Nuvei” or the “Company”) is a global payment technology provider to businesses across North America, Europe, Middle East and Africa, Latin America and Asia Pacific and is domiciled in Canada with its registered office located at 1100 René-Lévesque Blvd., 9th floor, Montreal, Quebec, Canada. Nuvei is the ultimate parent of the group and was incorporated on September 1, 2017 under the Canada Business Corporations Act (“CBCA”).
The Company's Subordinate Voting Shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Global Select Market ("Nasdaq") both under the symbol "NVEI".
Proposed take private transaction
On April 1, 2024, the Company entered into a definitive arrangement agreement to be taken private by Advent International, alongside existing Canadian shareholders Philip Fayer, certain investment funds managed by Novacap Management Inc., and Caisse de dépôt et placement du Québec, in an all-cash transaction at $34.00 per Subordinate Voting Share and Multiple Voting Share ("Proposed transaction"). On June 20, 2024, final court approval was obtained following the shareholder approval obtained on June 18, 2024. The closing of this transaction remains subject to key regulatory approvals. A termination fee of $150,000 would be payable by Nuvei in certain circumstances. A reverse termination fee of $250,000 would be payable to Nuvei if the transaction is not completed in certain circumstances.
2. Basis of preparation and consolidation
These Condensed Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Certain information and disclosures have been omitted or condensed. The accounting policies and methods of computation described in the audited annual consolidated financial statements for the year ended December 31, 2023 were applied consistently in the preparation of these condensed interim consolidated financial statements, with the exception of new accounting pronouncements effective January 1, 2024, described below. Accordingly, these Condensed Interim Consolidated Financial Statements should be read together with the Company’s audited annual consolidated financial statements for the year ended December 31, 2023.
The Condensed Interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2024 were authorized for issue by the Company’s Board of Directors on November 12, 2024.
Operating segment
The Company has one reportable segment for the provision of payment technology solutions to merchants and partners.
Seasonality of interim operations
The operations of the Company can be seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full year or any future period.
Estimates, judgments and assumptions
The preparation of these Condensed Interim Consolidated Financial Statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The significant estimates,

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
September 30, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
judgments and assumptions made by management are the same as those applied and described in the Company's audited annual consolidated financial statements for the year ended December 31, 2023.
3. Material accounting policies and new accounting standards
New accounting standards and interpretations adopted
The following amendments were adopted on January 1, 2024:
Amendments to liability classification
On October 31, 2022, the IASB issued new amendments to IAS 1 in addition to the previous amendment issued in 2020 that clarify requirements when classifying liabilities as non-current and extend the application period to January 1, 2024.
When an entity classifies a liability arising from a loan arrangement as non-current and that liability is subject to the covenants which an entity is required to comply with within twelve months of the reporting date, this amendment requires the entity to disclose information in the notes that enables users of financial statements to understand the risk that the liability could become repayable within twelve months of the reporting period, including:
(a) the carrying amount of the liability;
(b) information about the covenants;
(c) facts and circumstances, if any, that indicate the entity may have difficulty complying with the covenants. Such facts and circumstances could also include the fact that the entity would not have complied with the covenants based on its circumstances at the end of the reporting period.
The amendments described above had no impact on these Condensed Interim Consolidated Financial Statements.
New accounting standards and interpretations issued but not yet adopted
The IASB has issued new standards and amendments to existing standards which are applicable to the Company in future periods.
IFRS 18 Presentation and Disclosure in Financial Statements
On April 9, 2024 the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted.
The new Accounting Standard introduces significant changes to the structure of a company's income statement and new principles for aggregation and disaggregation of information. The main impacts of the new Accounting Standard include:
•introducing a newly defined "operating profit" subtotal and a requirement for all income and expenses to be allocated between three distinct categories based on the company's main business activities: Operating, investing and financing;
•disclosure about management performance measures; and,

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
•adding new principles for aggregation and disaggregation of information.
•requiring the cash flow statement to start with operating profit; and
•removal of the accounting policy choice for presentation of dividend and interest.
Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures
In May 2024, amendments to IFRS 9, “Financial Instruments” and IFRS 7, “Financial Instruments: Disclosures” were issued. The main impacts of the amendments include:
•clarification of the timing of recognition and derecognition for a financial asset or financial liability, including clarifying that a financial liability is derecognized on the settlement date. In addition to these clarifications, the amendments introduce an accounting policy choice to derecognize financial liabilities settled using an electronic payment system before the settlement date, if criteria are met;
•clarifications regarding the classification of financial assets, including those with features linked to environmental, social and corporate governance and contractual cash flows that are solely payments of principal and interest on the principal amount outstanding; and
•additional disclosures are required for financial instruments with contingent features and investments in equity instruments classified at fair value through other comprehensive income.
These amendments are effective for annual reporting periods beginning on or after January 1, 2026. Early adoption is permitted, with an option to early adopt only the amendments to the classification of financial assets.
The impact of adoption of these standards and amendments has not yet been determined.
4. Business combinations
Transactions for the nine months ended September 30, 2024
Till Payments Inc.
On January 5, 2024, the Company acquired 100% of the shares of Till Payments, an independent software vendor ("ISV") focused payment technology company headquartered in Sydney, Australia, for a total consideration of $36,905, comprised of $30,000 in cash and $6,905 of pre-existing loan with Till Payments being settled as part of the business combination. The Company determined that the transaction met the definition of a business combination. The fair value of net assets acquired was greater than the consideration transferred resulting in a gain on business combination of $4,013 which was recognized in other selling, general and administrative expenses (Note 9). Acquisition costs of $819 have been expensed during the nine months ended September 30, 2024. For the period from the acquisition date to September 30, 2024, Till Payments contributed revenue of $28,460 and net loss of $9,603. The net loss includes the amortization of identifiable intangible assets acquired.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
Purchase Price Allocation
The following table summarizes the preliminary amounts of assets acquired and liabilities assumed at the acquisition date for the acquisition:

Till Payments $
Assets acquired
Cash	28,815
Trade and other receivables	19,761
Prepaid expenses	1,880
Property and equipment	7,309
Processor deposits	6,202
Deferred tax assets	4,412
Other non-current assets	459
Intangible assets
Software	1,393
Trademarks	875
Technologies	23,078
Partner and merchant relationships	776
94,960
Liabilities assumed
Trade and other payables	(15,162)
Other current liabilities	(150)
Income taxes payable	(148)
Loans and borrowings	(38,450)
Other non-current liabilities	(132)
40,918
Total consideration
Cash paid	30,000
Loan settled as part of the business combination	6,905
36,905

Gain on business combination	4,013
In the nine months ended September 30, 2024, the Company repaid $33,267 of loans and borrowings assumed at the acquisition date.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
September 30, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
Transactions for the nine months ended September 30, 2023
Paya Holdings Inc.
On February 22, 2023, the Company acquired 100% of the shares of Paya Holdings Inc. ("Paya"), a leading U.S. provider of integrated payment and frictionless commerce solutions, for a total consideration of $1,401,261, comprised of $1,391,435 in cash and $9,826 of the portion of replacement share-based awards that was considered part of the consideration transferred. The cash consideration included the settlement by the Company of seller-related payments of $51,876 paid by Paya immediately prior to closing and thereby increased the calculated purchase price.
Other
On March 1, 2023, the Company acquired certain assets of a service provider. The Company determined that the transaction met the definition of a business combination. The total cash consideration for this acquisition was $10,000.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
Purchase Price Allocation
The following table summarizes the final amounts of assets acquired and liabilities assumed at the acquisition date for acquisitions in the nine months ended September 30, 2023:

	Paya $	Other $	Total $
Assets acquired
Cash	21,657	—	21,657
Segregated funds	244,798	—	244,798
Trade and other receivables	23,263	—	23,263
Inventory	293	—	293
Prepaid expenses	2,816	—	2,816
Property and equipment	5,419	12	5,431
Processor deposits	385	—	385
Intangible assets
Software	3,131	—	3,131
Trademarks	16,607	—	16,607
Technologies	178,173	6,908	185,081
Partner and merchant relationships	455,364	—	455,364
Goodwill[1]	864,172	3,193	867,365
	1,816,078	10,113	1,826,191
Liabilities assumed
Trade and other payables	(30,037)	(113)	(30,150)
Current portion of loans and borrowings	(1,142)	—	(1,142)
Other current liabilities	(3,142)	—	(3,142)
Due to merchants	(244,798)	—	(244,798)
Income taxes payable	(1,696)	—	(1,696)
Loans and borrowings	(2,492)	—	(2,492)
Other non-current liabilities	(131,510)	—	(131,510)
	1,401,261	10,000	1,411,261
Total consideration
Cash paid	1,391,435	10,000	1,401,435
Share-based payments (note 16)	9,826	—	9,826
	1,401,261	10,000	1,411,261
1 Goodwill mainly consists of future growth, assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill arising from the Paya acquisition is not deductible for income tax purposes.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
5. Trade and other receivables

	September 30, 2024	December 31, 2023
	$	$
Trade receivables	108,401	74,409
Due from processing banks	12,766	21,403
Other receivables	13,230	9,943
Total	134,397	105,755
6. Trade and other payables

	September 30, 2024	December 31, 2023
	$	$
Trade payables	91,787	70,125
Accrued bonuses and other compensation-related liabilities	67,354	52,155
Sales tax payable	8,805	7,295
Interest payable	1,974	3,982
Due to merchants not related to segregated funds	15,914	29,105
Other accrued liabilities	10,959	16,753
	196,793	179,415

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
7. Loans and borrowings
The terms and conditions of the Company’s loans and borrowings are as follows:

		September 30, 2024		December 31, 2023
	Notes	Facility	Carrying amount	Facility	Carrying amount
		$	$	$	$
Amended and restated credit facilities	(a)
Term loan		1,258,626	1,234,733	1,275,000	1,248,270
Revolving credit facility		800,000	—	800,000	—
Total			1,234,733		1,248,270

Lease liabilities			13,275		12,274
			1,248,008		1,260,544
Current portion of loans and borrowings			(6,833)		(12,470)
Loans and borrowings			1,241,175		1,248,074
The facility amount represents the principal amount of each credit facility. The carrying amount of loans and borrowings is presented net of unamortized deferred financing fees. Financing fees relating to the issuance of loans and borrowings are amortized over the term of the debt using the effective interest rate method. The continued availability of the credit facilities is subject to the Company’s ability to maintain a total leverage ratio of less than or equal to 5.00 : 1.00 as at September 30, 2024 and prior to March 31, 2025 (5.00 : 1.00 as of December 31, 2023), and with the ratio decreasing by 0.25 year over year every March 31, until it reaches 4.00 : 1.00 for the period on or after March 31, 2028. The total leverage ratio considers the Company’s consolidated net debt, calculated as long-term debt less certain unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the credit facility. The Company is in compliance with all applicable covenants as at September 30, 2024 and December 31, 2023.
a) Amended and restated credit facilities
i)Loans drawn in US dollars under the term loan facilities bear interest at the Term SOFR (in addition to a 0.10% credit spread adjustment) plus 3.00% per annum or the ABR1 rate plus 4.00% per annum. Loans drawn in US dollars under the revolving credit facility bear interest at the Term SOFR plus 2.50% per annum or the ABR1 rate plus 1.50% per annum until March 31, 2024. Thereafter, the revolving facility will bear interest at (a) the Term SOFR plus a margin ranging from 2.25% to 2.75% or (b) an alternate base rate plus a margin ranging from 1.25% to 1.75%, in each case, based on a total leverage ratio. As at September 30, 2024, interest rate on the outstanding Term loan facilities was 8.35% or 7.91% after giving effect to the interest rate swap (Note 14) (December 31, 2023 – 8.46% or 8.27% after giving effect to the interest rate swap).
ii)Loans drawn in Canadian dollars ("CAD") under the credit facilities bear interest at the Canadian prime rate plus 1.50% per annum or Term Canadian Overnight Repo Rate Average ("CORRA") rate plus 2.50% per annum. As at September 30, 2024 and December 31, 2023 there was no loan denominated in CAD.
iii)Loans drawn in Euros under the credit facilities bear interest at the EURO InterBank Offered Rate ("EURIBOR") rate plus 2.50% per annum. As at September 30, 2024 and December 31, 2023, there was no loan denominated in Euros.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
iv)Loans drawn in Sterling under the credit facilities bear interest at the Sterling OverNight Index Average ("SONIA") rate plus 2.50% per annum. As at September 30, 2024 and December 31, 2023, there was no loan denominated in Sterling.
1 The Alternate Base Rate is defined as a rate per annum equal to the higher of a) Federal funds effective rate + 0.50%; b) Adjusted Term SOFR for a one-month tenor plus 1%; c) Prime Rate; and d) 1.00%.
Daylight overdraft credit facility
On May 10, 2024, the Company entered into a daylight overdraft credit facility of $30,000 CAD (or US dollar equivalent) to assist with intraday merchant settlement requirements. This facility bears interest at Canadian prime rate plus 3.00% per annum on Canadian dollar overdrafts or US Base rate plus 3.00% per annum on US dollar overdrafts. As of September 30, 2024, the credit facility was undrawn.
Letter of credit
As at September 30, 2024, the Company had letters of credit issued totaling $58,355 (December 31, 2023 - $56,175). Letters of credit do not reduce the amount that can be drawn on the Company's revolving credit facility.
8. Share capital
The Company had the following share capital transactions:
2024
The Company issued 2,568,034 Subordinate Voting Shares for a cash consideration of $16,029 during the nine months ended September 30, 2024 following the exercise of stock options and the settlement of Restricted Share Units ("RSUs").
During the nine months ended September 30, 2024 the Board of Directors declared total cash dividends of $0.30 per subordinate voting share and multiple voting share.
On November 12, 2024, the Board of Directors approved and declared a regular cash dividend of $0.10 per subordinate voting share and multiple voting share payable on December 12, 2024 to shareholders of record on November 26, 2024. Should the Proposed transaction be completed before the record date, the dividend will not be paid. Accordingly, payment of the dividend will be made on December 12, 2024 if the Proposed transaction is not completed prior to the record date of November 26, 2024.
There were 76,064,619 Multiple Voting Shares and 65,931,755 Subordinate Voting Shares outstanding as at September 30, 2024.
2023
On March 20, 2023, the Board approved a normal-course issuer bid ("NCIB") to purchase for cancellation a maximum of 5,556,604 Subordinate Voting Shares, representing approximately 10% of the Company’s "public float" (as defined in the TSX Manual) of Subordinate Voting Shares as at March 8, 2023. The Company was authorized to make purchases under the NCIB during the period from March 22, 2023 to March 21, 2024 in accordance with the requirements of the TSX and the Nasdaq and applicable securities laws. During the nine months ended September 30, 2023, the Company repurchased and cancelled 1,350,000 Subordinate Voting Shares for a total consideration, including transaction costs, of $56,042.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
9. Revenue and expenses by nature

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
	$	$	$	$
Revenues
Merchant transaction and processing services revenue	347,224	302,616	1,012,461	862,064
Other revenue	3,722	2,236	9,459	6,312
Interest revenue	6,672	—	16,285	—
	357,618	304,852	1,038,205	868,376

Cost of revenue
Processing cost	69,683	54,397	198,825	160,620
Cost of goods sold	2,368	1,253	5,995	3,552
	72,051	55,650	204,820	164,172

Selling, general and administrative expenses
Commissions	76,696	59,721	213,909	158,288
Employee compensation	68,648	52,418	194,243	151,548
Share-based payments	14,898	34,042	65,297	105,484
Depreciation and amortization	39,105	36,544	113,940	100,125
Professional fees	12,998	8,760	37,770	48,752
Transaction losses	2,433	1,642	6,347	5,177
Other	24,330	24,155	66,195	64,281
	239,108	217,282	697,701	633,655

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
10. Net finance cost

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
	$	$	$	$
Finance income
Interest income	(1,163)	(2,713)	(2,551)	(9,049)

Finance cost
Interest on loans and borrowings (excluding lease liabilities)	28,237	29,201	86,241	75,559
Change in fair value of share repurchase liability	—	—	—	571
Interest expense on lease liabilities	149	171	492	520
Other interest expense	659	681	1,741	1,189
Accelerated amortization of deferred financing fees	—	—	174	—
	29,045	30,053	88,648	77,839

Net finance cost	27,882	27,340	86,097	68,790
11. Share-based payment arrangements
The Omnibus Incentive Plan permits the Board of Directors to grant awards of options, RSUs, Performance Share Units ("PSUs") and Deferred Share Units (“DSUs”) to eligible participants.
RSUs, PSUs and DSUs are settled by the issuance of shares at the settlement date. DSUs vest immediately as they are granted for past services. The RSUs and PSUs vest over a period of up to three years. RSUs, PSUs and DSUs participants are eligible to receive RSUs, PSUs or DSUs dividend equivalents with the same vesting conditions under the Nuvei Omnibus Incentive Plan. Under the Paya equity plan, RSU holders are eligible to receive dividends in cash, payable upon settlement if all vesting conditions are met.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
Share-based payments continuity
The table below summarizes the changes in the outstanding RSUs, PSUs, DSUs, and stock options for the nine months ended September 30, 2024:

				Stock options
	Restricted share units	Performance share units	Deferred share units	Quantity	Weighted average exercise price
					$
Outstanding, beginning of period	7,357,279	1,332,903	113,835	8,147,423	57.86
Forfeited	(259,634)	(8,671)	(14)	(70,007)	39.91
Granted	875,476	290,738	38,853	41,301	33.22
Dividend equivalents	61,641	14,075	1,116	—	—
Exercised	(598,961)	—	(10,146)	(1,958,927)	8.18
Outstanding, end of period	7,435,801	1,629,045	143,644	6,159,790	73.70

Exercisable, end of period	1,631,748	143,888	143,644	2,965,875	46.16

Granted - weighted average grant date fair value 2024	$32.19	$32.22	$31.92	4.40	—

The PSUs, RSUs and DSUs grant date fair value was determined by using the quoted share price on the date of issuance. During the three months ended June 30, 2024, 290,738 PSUs awarded included performance conditions and the right to these units will vest upon meeting the related performance criteria. These units have a maximum payout of 200% and could result in an additional 290,738 shares being issued.
12. Income taxes
Domestic Pillar Two legislation has been enacted in Canada and Bulgaria, which are main jurisdictions where Pillar Two income tax exposures arise for the Company. Income tax expense for the three and nine months ended September 30, 2024 included $5 and $8 million, respectively, of current tax expense related to Pillar Two legislation. For more information on Pillar two legislation, refer to Note 17 of the audited annual consolidated financial statements for the year ended December 31, 2023.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
13. Net income (loss) per share
Diluted net income (loss) per share excludes all dilutive potential shares if their effect is anti-dilutive as well as all potential shares for which performance conditions have not yet been met as of the reporting date. For the three and nine months ended September 30, 2024 and 2023, anti-dilutive stock options, RSUs and PSUs were excluded from the calculation of diluted net income (loss) per share when their effect was anti-dilutive.

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
	$	$	$	$
Net income (loss) attributable to common shareholders of the Company (basic and diluted)	15,364	(19,814)	11,966	(19,669)
Weighted average number of common shares outstanding – basic	141,954,687	139,138,382	140,736,389	139,209,728
Effect of dilutive securities	6,496,277	—	6,732,553	—
Weighted average number of common shares outstanding – diluted	148,450,964	139,138,382	147,468,942	139,209,728
Net income (loss) per share attributable to common shareholders of the Company:
Basic	0.11	(0.14)	0.09	(0.14)
Diluted	0.10	(0.14)	0.08	(0.14)
14. Determination of fair values
Certain of the Company’s accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes using the following methods.
Financial assets and financial liabilities
In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:
•Level 1: defined as observable inputs such as quoted prices in active markets.
•Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.
The Company has determined that, excluding the derivative financial instrument, the carrying amounts of its current financial assets and financial liabilities approximate their fair value given the short-term nature of these instruments.
The fair value of the variable interest rate non-current liabilities approximates the carrying amount as the liabilities bear interest at a rate that varies according to the market rate.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
As at September 30, 2024 and December 31, 2023, financial instruments measured at fair value in the Condensed Interim Consolidated Financial Statements of financial position were as follows:

	Fair value hierarchy	September 30, 2024	December 31, 2023
		$	$
Assets
Investments measured at fair value through profit or loss	Level 1	1,306	1,255
Derivative financial asset - Interest rate swap	Level 2	692	677
Investments measured at fair value through profit or loss	Level 3	2,245	2,444
Investments in equity instrument designated at fair value through other comprehensive income	Level 3	27,844	25,862

Liabilities
Derivative financial liability - Interest rate swap	Level 2	10,172	7,780
Contingent considerations	Level 3	3,099	—
Interest rate swaps
In August 2024, the Company entered into an interest rate swap agreement maturing August 31, 2027 with a notional amount of $200,000 where the Company pays a fixed interest rate of 3.62% and receives Term SOFR in order to hedge a portion of its future variable interest payments.
In September 2023, the Company entered into an interest rate swap agreement maturing September 30, 2026 with a notional amount of $300,000 where the Company pays a fixed interest rate of 4.67% and receives Term SOFR in order to hedge a portion of its future variable interest payments.
The Company has elected to use hedge accounting for both interest rate swaps. These derivatives are carried at fair value and are presented in other current assets and liabilities and other non-current liabilities in the consolidated statements of financial position.
Fair value of the interest rate swaps is calculated as the present value of the estimated future cash flows. Estimated future cash flows are discounted using a yield curve which reflects the relevant benchmark interbank rate used by market participants for this purpose when pricing interest rate swaps.
Level 3 fair value measurement items
The following table presents the changes in level 3 items for the nine months ended September 30, 2024:

	Investments measured at fair value through profit or loss	Contingent considerations	Investments measured at fair value through other comprehensive income
	$	$	$
Balance as at December 31, 2023	2,444	—	25,862
Acquisition	—	3,099	2,500
Disposal	(173)	—	—
Effect of movements in exchange rates	(26)	—	(518)
Balance as at September 30, 2024	2,245	3,099	27,844

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
Fair value remeasurement of level 3 instruments is recognized in selling, general and administrative expenses. Investments measured at fair value through profit and loss and through other comprehensive income are recognized on the statement of financial position in other non-current assets. Below are the assumptions and valuation methods used in the level 3 fair value measurements:
•During July 2024, the Company entered into a distributor commission buyout agreement for a total consideration of $1,335. In September 2024, the Company entered into a distributor commission buyout agreement with an independent sales organization. The agreement included an initial consideration of $75,000 CAD and a contingent consideration to be measured twelve months following the effective date. The fair value of the contingent consideration is determined using a formula specified in the purchase agreement. The main assumption is the forecast of financial performance. Additionally, the agreement includes an attrition guarantee. The Company recognized a total amount of $59,491 as distributor commission buyout, presented in intangible assets in the consolidated statement of financial position, which includes the initial consideration and variable consideration.
•On March 15, 2023, the Company acquired an equity interest in a private company for a total cash consideration of $25,000. The company designated this equity investment at fair value through other comprehensive income. The fair value is estimated using a market approach, which is the revenue multiple.
15. Related party transactions
Transactions with key management personnel
Key management personnel compensation comprises the following:

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
	$	$	$	$
Salaries and short-term employee benefits	2,307	1,874	6,302	6,524
Share-based payments	16,528	18,848	45,859	56,531
	18,835	20,722	52,161	63,055
Other related party transactions

		Three months ended September 30		Nine months ended September 30
		2024	2023	2024	2023
		$	$	$	$
Expenses – Travel	(i)	228	269	1,367	1,216
(i)In the normal course of operations, the Company receives services from a company owned by a shareholder of the Company.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
16. Supplementary cash flow disclosure

	Nine months ended September 30
	2024	2023
	$	$
Changes in non-cash working capital items:
Trade and other receivables	(25,849)	(17,133)
Inventory	(63)	97
Prepaid expenses	(2,995)	(2,299)
Contract assets	(1,911)	(911)
Trade and other payables	1,086	15,326
Other current and non-current liabilities	(1,777)	1,447
	(31,509)	(3,473)
17. Contingencies
From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company is also exposed to possible uncertain tax positions in certain jurisdictions. Management does not expect that the resolution of those matters, either individually or in the aggregate, will have a material effect on the Company’s Condensed Interim Consolidated Financial Statements.
18. Subsequent event
On October 30, 2024, the Company entered into an overdraft credit facility of $50,000 to fund interchange fees which are billed and collected from merchants monthly. This new facility replaces a service fee arrangement previously in place. This new facility bears interest at Daily Simple SOFR rate plus 2.50% per annum.